

EXPRESS INTEREST IN | Offering: Reservation

Homestead

$7,975,284
Expressed Interest*

7,530 People*

EXPRESS INTEREST

*No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind. The expressed interest amount is a combination of the amount expressed by Angel Guild members who approved the project and individuals who have expressed interest through this page.

OVERVIEW



OVERVIEW

What Is "Homestead"?

The end of the world may just be the beginning.



Homestead, based on the best-selling book series *Black Autumn*, is a post-apocalyptic family survival drama. A string of attacks and collapses drives troubled Green Beret Jeff Kirkham to take a job as head of security for a wealthy doomsday prepper, Jason Ross. Ross has built an elaborate permaculture compound for friends and family. As the fabric of America goes to pieces, a few dozen families scramble to "The Homestead" in a last-ditch effort to survive.

They quickly discover that Ross' elaborate plans will not protect them. Outside the gates, desperate neighbors, criminals, and opportunistic rivals look to The Homestead's resources as a treasure trove. Inside, the community divides into factions: military versus civilian, compassionate versus practical, spiritual versus rational. These groups clash over every fatality, every demand of survival, and over the strange prophecies of Jeff's adopted daughter.

Eventually, the gentle rhythms of the land permeate all, and a spirit of unity begins to overtake the community. As they cultivate the plants, animals, and the soil, and as they face looming destruction, their modern squabbles give way to ancient, forgotten truths.



$7,975,284
Expressed Interest*

7,530 People*

EXPRESS INTEREST

*No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind. The expressed interest amount is a combination of the amount expressed by Angel Guild members who approved the project and individuals who have expressed interest through this page.



What Will the Show Be Like?



Homestead is *The Last of Us* meets *Lost in Space* meets *Seal Team*. It's a high-intensity end-of-the-world drama with a touch of military thriller.

We believe that this story's action-packed apocalyptic thrills combined with redemptive characters and hopeful themes make this a unique series. Unlike the incredibly popular apocalyptic movies and TV shows of our day, Homestead will show the good in humanity, be they Christian or atheist, compassionate or practical, prepared or untrained. It will make your heart race without making your stomach churn.

Other Projects the Team Has Worked On









Our Team

The Homestead Team



Ben Kasica

Creator | Showrunner

Ben is the founder of Skies Fall Entertainment and the former lead guitarist from the Atlantic Records artist, Skillet.

After selling over 12 million records, receiving two Grammy nominations, and scoring numerous #1 radio singles, Ben launched Skies Fall, a production company and entertainment ecosystem. Ben led the development and production of thousands of powerful stories in the brand, film, and television space as well as creating strategy and content for F500 brands, celebrities, influencers, and nonprofits. Ben and his wife, Caitlyn, reside in Los Angeles and have a passion for inspiring people and engaging audiences with media that carries purpose.



Jayson Orvis

Author | Creator | Showrunner

With a passion for entrepreneurialism, Jayson Orvis founded or co-founded over sixty start up companies including Progrexion, Lexington Law Firms, XTac, Thirsty Earth, ReadyMan, and Black Rifle Coffee Company. He's authored numerous non-fiction works as well as the Black Autumn series of preparedness fiction. After his first major business transaction in 2010, he pivoted to exploring how best to help those in the American, Guatemalan, and Eswatini, African homeless communities. Along the way, he picked up a passion for sustainable farming and permaculture. Jayson serves with Fox River Foundation, Guatemala Prospera, and the Rio Grande Foundation.

Jayson, his wife Pamela, and their seven children reside in Bountiful, Utah; Lana'i, Hawaii; and Eswatini, Africa.



Neal McDonough

Lead Actor

In 2019, Neal gave a lightning rod performance as Malcolm Beck in Yellowstone opposite Kevin Costner.

He can also be seen in his second season of Van Helsing (as the Bride of Dracula), as well as the Netflix hit series, Altered Carbon, and in the final season of the USA hit TV series, Suits. In addition to starring in six top-rated TV series this year, he is also starring (as the hero) and executive producing the new western feature film, The Warrant. Other credits include Band of Brothers, Minority Report, Captain America: The First Avenger, Justified, Desperate Housewives, and Walking Tall. More recently, he starred in the award-winning film, Greater, 1922 for Stephen King, and Game Over Man for Netflix.

But Neal's most prized accomplishment is his relationship with his wife Ruvé, their five children, and with God, as a devout Catholic.



Benton Crane

Executive Producer

Benton Crane is a co-founder of Angel Studios and the former CEO of Harmon Brothers. Benton and his teams helped with the fundraising and marketing of shows like The Chosen, Dry Bar Comedy, and The Wingfeather Saga. Benton is an Executive Producer of Tuttle Twins.

Benton led Harmon Brothers agency in helping grow five unicorn companies (worth over $1 billion) and an additional six companies (worth over $100 million.). Some of their most famous campaigns include PooPourri, Squatty Potty, and Purple Mattress.



Matt Peterson

Co-Executive Producer

Matthew C. Peterson is a software engineer, entrepreneur, and angel investor. Matt's most recent company, Jive Communications, is a cloud-based telecommunications SaaS company with over 700 employees. Jive was acquired by LogMeIn (NASDAQ: LOGM) in 2018.

Matt was a Hinckley Scholar at Brigham Young University, graduated summa cum laude with a bachelor's degree in Information Systems, and has an MBA from BYU with an emphasis in Finance and Venture Capital. Matt also teaches a Venture Capital & Private Equity course at Utah Valley University, where he is an advisor for the Wolverine Fund (UVU's student-run venture fund).

Angel Studios Model

HOMESTEAD plans to bring this faith-based post-apocalyptic series to life in a way that traditional Hollywood has never done before, utilizing the innovative model of Angel Studios. Angel Studios a film studio platform that helps creators come together with viewers to create high-quality TV and film without the Hollywood guesswork. How do they do that? Producers like us use the Angel Studios' platform to pitch TV content to you, and then you --the audience-- chooses which projects qualify to be potentially distributed by Angel Studios. By partnering with its affiliated crowdfunding portal Angel Funding, Angel Studios has also innovated a way to let the audience invest in these projects to help fund their creation and for investors to share in some of the profits of films and TV series that are profitable.

While many of the Angel Studios projects have not provided profits to investors at this time, Angel Studios has proven that profits are possible and several Angel Originals have already resulted in investment returns for audience members who invested in the projects. **Angel Paid back it's investors a 2.9x return for helping creating Dry Bar Comedy, *The Chosen* commenced a 120% distribution of their investors' original investment, and, most recently, *His Only Son* began paying back its P&A debt investors a 120% return.***



* Investing in these early-stage companies involves a high degree of risk including the possibility of the total loss of your investment, and there is no guarantee of any return. You should consult with your advisors prior to making an investment decision. Additionally, we are characterizing Dry Bar Comedy, The Chosen, and His Only Son as successes because of the number of views they received and because of the revenue they generated, not based on profit. These projects are 3 of the 15 projects that have raised money through Angel Funding to date. The success of these projects does not guarantee the success of this project.

Unique Product Integrations

Homestead is working to create experiences for the viewer that go beyond the screen. Viewers will be able to see a product on the screen then buy it in real life. This will help viewers prepare their own family as they are learning from, and enjoying, the series. It will hopefully create an additional revenue stream for the show and increase the probability of success for investors.

Brand Story Partners

These are a few of the brands that we expect will be integrated in the Homestead Story

Lion Energy

Bakou Bikes

Thirsty Earth

Bosch Kitchen Mixers

Nutrigrain Mills

X-Tac

Help

HOMESTEAD

VERSION 4 (Charles edit) - ANGEL PITCH - 3/31/23

The end of the world! … A time of hope!

Wait, what?

According to Hollywood, there's no hope to be found at the end of the world! Just dread and despair!

The Walking Dead …
The Last of Us …
Mad Max …

All these stories are so dark, grim, and gruesome … it's hard to feel *good* after watching them!

But what if the "end of the world" wasn't *really* the end?
What if … it was the beginning? The beginning of something new and … *hopeful?*

There's already so much doom and gloom all over the news these days. A story about a future filled with hope is what audiences crave in these crazy times! And that's the story *we* want to tell.

HOMESTEAD is an edge-of-your-seat thriller made for television that the whole family can enjoy. A *story about the end* … told through *the lens of a new beginning*. A lens of *hope*.

Think: Survival craft … homesteader life … self-reliance and off-grid living … raising animals, tilling the earth, growing things … an authentic depiction of what it would truly take to make it in a grid-down world …

… all set to an action-packed backdrop of machine gun fire, explosions, and military-style combat, of course.

HOMESTEAD
VERSION 4 (Charles edit) - ANGEL PITCH - 3/31/23

I mean, this *is* a show about the apocalypse.

And YOU have an opportunity to be a part of it. Part of something big! A *new* kind of post-apocalyptic saga … full of the action and adventure you already love … but with the faith, hope and light you crave.

With your investment, we can show the world what it really takes to survive the end of the world … *fellowship … hope in God … and hope in your fellow man.*

[Insert video/music short]

In HOMESTEAD, we see people coming together for the greater good, overcoming catastrophe to forge a community … build a new foundation for the future using old ways. We see bonds form between people with dirt beneath their nails.

But peace is hard to find … because the most broken parts of our modern world …

Power … greed … dissension … disconnection … materialism … an unhealthy reliance upon technology …

They still run rampant after the collapse. And the people who cling to those ways … they don't give up without a vicious fight.

It's an important story that needs to be told, because the secret to surviving this imagined future … can change the way we live today … *for the better.*

HOMESTEAD is being produced by a group of storytellers and filmmakers who *believe* in the power of story to help us survive.

People like Jason Ross, whose book *Black Autumn* inspired this series, and has sold more than 750,000 copies worldwide …

HOMESTEAD

VERSION 4 (Charles edit) - ANGEL PITCH - 3/31/23

And Sam Sheridan, a producer on the mega-hit series, *Jack Ryan*, which continues to crush the Nielsen ratings. Its third season just debuted at number one with just under 1.9 billion minutes of viewing in the first week alone. Sam was also a writer on *SEAL Team*, and the mastermind behind the hit TNT miniseries, *I Am the Night*.

And these *powerhouse* storytellers ... they need a *powerhouse* film studio to handle distribution.

Enter Angel Studios ... the same people who brought you *The Chosen* ... the highest crowdfunded entertainment project of all time! A faith-based juggernaut that's earned nearly $200 million and has 500 million views, proving what we already know: that people are hungry for content that fuels their faith.

This is the kind of impact *we believe is possible* with HOMESTEAD. And you have a chance to be a part of it ... the *next* faith-based juggernaut released by Angel Studios.

Click the link to learn how to invest in HOMESTEAD today.

* * *

HOMESTEAD is more than a dynamic TV series. We're introducing an immersive experience for viewers ... and we plan to expand our story universe *beyond* the screen, giving viewers at home the opportunity to see an important survival product on the show and then own it in real life ... making them safer and more prepared to survive calamity as a family and as a community.

It's called survival advantage, and it's a big reason we watch shows like this to begin with.

That's why we've created a model that enables authentic brands and products to play an integral role in the actual story arc of every episode ... products our

HOMESTEAD

VERSION 4 (Charles edit) - ANGEL PITCH - 3/31/23

viewers can purchase *as they're watching the show* … all of it, supported by a marketing engine that can transform the way entertainment generates revenue.

As an investor, this opens the door to a return on investment we believe will go beyond anything seen before from a film production.

HOMESTEAD has the potential to be a freight train. And you have an opportunity to own a part of it.

Join us in making HOMESTEAD the faith-based, hope-filled, post-apocalyptic family thriller this world *needs* right now.

And together, we can bring *light* to the *end of the world*.

ALT.
Your life may just depend on it.